January 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Nili Shah, Branch Chief

Re:	Norcross Safety Products L.L.C.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 27, 2006

Form 10-Q for the quarter ended July 1, 2006
File No. 333-110531

Dear Ms. Shah:

We have set forth below the response of Norcross Safety Products L.L.C. (the “Company”) to the comments contained in the letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 11, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 filed on March 27, 2006 and Form 10-Q for the quarter ended July 1, 2006 filed on August 14, 2006.  For your convenience, we have repeated the Staff’s comments below before our response.

Form 10-K for the year ended December 31, 2005

11. Legal Proceedings, page 56

1.                                       We have read your response to comment 12 in our letter dated November 12, 2006 and have the following additional comments.

•                  You indicate that new ownership identified and decided to negotiate participation in the JDG during its due diligence process.  Provide us more specifics about this “decision”.  Specifically clarify why new ownership felt that there was even a need to negotiate participation in the JDG, if the $1.25 million represented new ownership’s best estimate of defense and settlement costs prior to entering into negotiations with the JDG in December 2005.

Response:  To assist the Staff in better understanding the Company’s (and Predecessor Company’s) accounting for the respiratory contingent liability, we have provided the following condensed summary.  The analysis in this summary is relevant to the specific questions/comments raised by the Staff in both the above bullet point and the other bullet points included below.  In addition to this summary, we have included additional information below in response to each of the bullet-point comments raised by the Staff, where necessary.  “Predecessor Company” refers to the Company prior to its acquisition in July 2005.

 Summary of accounting for respiratory contingent liability

Background of the loss contingency

In September 1998, the Predecessor Company acquired its North Safety Products subsidiary (“North”) from the company now know as Invensys plc (“Invensys”).  As described in the Company’s 10-K and 10-Q  filings, North (and/or predecessors and former owners of such business) have been named as defendants in a number of lawsuits alleging injuries from exposure to silica dust, asbestos or other particles related to our respiratory product line manufactured and sold by North or its predecessors.  As part of the 1998 acquisition agreement, Invensys retained the liability for losses (including settlements and defense costs) relating to products manufactured or sold prior to the 1998 acquisition.

Invensys and two other prior owners of North previously formed a joint defense group (the “JDG”) as a means of more effectively managing the defense of the respiratory claims.  Under the operation of the JDG, the respirator settlement and defense costs were shared among the parties.  The Predecessor Company did not become a member of the JDG because the Company’s Board and management deemed it unnecessary as future losses not retained by Invensys were presumed to be minor.  Beginning in 2003, however, Invensys began requesting that the Predecessor Company reimburse Invensys for losses incurred by the JDG and allocated to Invensys relating to products that allegedly were sold after the 1998 acquisition.  Through September of 2004, the Predecessor Company had received requests totaling $252,000 from Invensys (none of which included a request for payment of defense costs for claims with unknown years of exposure).  As a result of these requests, the Predecessor Company did engage an independent consulting firm in the fourth quarter of 2004 to assist it in evaluating and estimating its exposure relating to this loss contingency.  The Predecessor Company and its owners did not decide to join (or negotiate with) the JDG and, as of the date of the July 2005 transaction, had not paid any amounts to Invensys.

The new owners of the Company became aware of the respiratory loss contingency during the pre-acquisition due diligence process.  Immediately after the acquisition closed, they began to work with management in gathering additional information relating to this pre-acquisition contingency, and in determining a strategy different from the prior owners in dealing with this loss contingency (including a more active participation with the JDG and Invensys).  This process ultimately culminated in the Company beginning to negotiate with the JDG in December 2005, and becoming a member of the JDG, effective July 1, 2006.  In becoming a member of the JDG, the Company agreed to pay a portion of the defense costs relating to claims for which the years of exposure was unknown.  While this would likely result in the Company incurring more defense costs (as 80% of defense costs relate to claims with unknown years of exposure), the new owners believed being a member of the JDG was the best strategy for various other reasons (e.g., allows management to focus less on this issue, avoids costly litigation with Invensys, helps minimize the potential risk of catastrophic claim losses).

Accounting for the loss contingency

The following bullet points summarize the accounting for the loss contingency by the Predecessor Company and the Company in chronological order:

•                  As part of the 1998 acquisition purchase accounting for North, the Predecessor Company did not record any liability for this loss contingency because Invensys retained the legal obligation for all pre-acquisition exposure.  Further, management concluded that it was probable Invensys would honor its obligation.

•                  From September 1998 to December 2004, the Predecessor Company concluded that probable future losses for this issue relating to post-1998 sales were not material—i.e., the low end of a range of probable losses was zero.  In accordance with Interpretation 14 to FASB Statement No.

5, no loss accrual was recorded.  The Predecessor believed probable future losses were immaterial due to various factors including the following:

o                 Product warnings were more extensive and all products sold after 1998 have cautioned that failure to properly select and use respiratory products can result in serious injury.

o                 Workplace monitoring and silica protection was more encouraged and enforced by companies in the 1990’s.

o                 NIOSH and OSHA implemented educational programs during the 1990’s to increase awareness of silica dangers.

•                  After receiving a greater number of claims from Invensys, management made a change in estimate in December 2004 and determined that the low end of the range of probable losses was no longer zero and recorded a $1.25 million product liability reserve and income statement expense for post-1998 respirator sales.  This estimate was largely based on a study prepared by an outside expert.  The Predecessor Company reevaluated this reserve in its first and second quarter 2005 financial statements and concluded the $1.25 million recorded reserve continued to be its best estimate of the probable loss for the respirator contingency.

•                  In the July 2005 acquisition purchase accounting (as first reported in the third quarter Form 10-Q), the Company carried forward the $1.25 million liability for this pre-acquisition contingency.  However, the Company disclosed that its purchase accounting was preliminary and subject to additional adjustments.  The $1.25 million did not represent the fair value of the assumed liability at the acquisition date, nor did it represent the new Company’s best estimate of the FAS 5 probable loss, given that additional information was in the process of being obtained.  Although management concluded that it was likely this pre-acquisition contingent liability would be increased during the allocation period as the new owners finalized their strategy and gathered information, it was unlikely the amount would be lower than the amount recorded by the Predecessor Company.  Thus, the $1.25 million amount effectively represented the low end of a probable loss range, subject to further adjustment.

•                  In accordance with paragraph 40(b) of FASB Statement No. 141, the Company completed its evaluation of this pre-acquisition loss contingency during the permitted “allocation period” and ultimately recorded the FAS 5 probable liability of $7 million as part of the purchase accounting after all information was obtained (including final calculations by an outside expert).  In the Company’s December 31, 2005 financial statements, the $1.25 million purchase accounting liability was revised to $5 million, but was still disclosed as preliminary because the information gathering process (and the allocation period) was not complete.

•                  The Company’s final estimate of the probable loss for the respiratory loss contingency incorporated the new owners’ decision to become a member of the JDG and to assume losses related to claims with unknown years of exposure.  However, the final estimated amount recorded in the purchase accounting related entirely to losses incurred before the July 2005 acquisition.  In addition, the decision to join the JDG was being considered from the date of the acquisition and the ultimate decision was made during the allocation period.  Accordingly, accounting for the liability as part of the July 2005 purchase accounting was appropriate and consistent with paragraph 40 of FASB Statement No. 141.

•                  We note that in the 4th quarter of 2004 the Company engaged an independent consultant to help determine the potential exposure related to respiratory claims and based on this analysis a $1.25 million liability was recorded.  You also indicate that this liability represented new ownership’s best estimate of defense and settlement costs prior to entering into negotiations with JDG in December 2005.  You indicate that new ownership negotiated the Company’s participation in the JDG because “as time passed, it became more likely that cases brought would also involve allegations of post October 1998 exposure” and “the JDG would become more aggressive in allocating costs to the Company”.  Tell us why these facts were not contemplated in the Company’s determination of its $1.25 million accrual as of December 31, 2004 and through the date of acquisition by new ownership.

Response: Please refer to our response above for a condensed summary of the respiratory reserve.  The Predecessor Company engaged an independent third party consultant to estimate its reserve as of December 31, 2004.  The analysis by the independent third party consultant was prepared using all data available including: 1) indemnity requests made by Invensys to the Company for defense and settlement costs incurred by the JDG and allocated to Invensys for claims alleging post-October 1998 exposure and 2) the docket of outstanding claims as of September 2004.  The Predecessor Company did consider the fact that the JDG could become more aggressive and the fact that as time passed, it became more likely that cases brought would involve allegations of post October 1998 exposure.  However, the $1.25 million estimate by the Predecessor Company did not include any component for defense costs relating to cases for which years of exposure was unknown.  That is because (1) all of the Invensys requests had been only for post-1998 claims, and (2) there was no expectation or evidence that such requests would be expanded to include defense costs for claims with unknown exposure years.

As indicated above in the summary, the $1.25 million amount did not represent new ownership’s best estimate of the pre-acquisition contingency.  During the FAS 141 permitted allocation period, the estimate of the probable loss was determined to be $7 million as additional information was gathered and the new Company’s strategy for dealing with this exposure was finalized.  The information obtained from negotiations/discussions with the JDG included the fact that approximately 80% of the defense costs related to cases where the years of exposure was not known, and the JDG insisted the Company share in such costs.  The defense costs on these cases are the primary reason for the difference between the $1.25 million and the $7 million

•                  We note that as of December 31, 2005 Invensys had sent the Company requests for reimbursement totaling $252,000 related to settled cases in which Invensys claimed that the period of alleged exposure included periods after October 1998.  Tell us the date Invensys submitted the request for reimbursement.  Please address to what extent this request for reimbursement signified to the Company that their $1.25 million accrual might not be sufficient.  Specifically, we do not understand why, if new ownership determined that the accrual was adequate as of the date of acquisition, it was necessary to negotiate their participation in the JDG.

Response: Please refer to our response above for a condensed summary of the respiratory reserve.  Specifically, new ownership had not concluded at the date of the acquisition the accrual was adequate and was still gathering additional information, including active dialogue with JDG, in determining a strategy which was different than the previous owners.

The $252,000 represents requests for reimbursement of settlement and defense costs for cases from October 1998 through September of 2004 (none of which included defense costs for unknown years of exposure).  The Company received these requests for reimbursement from July 2003 through October 2005.  The $252,000 of payments did not signify that the $1.25 million reserve was insufficient as it covered reimbursement for approximately 6 years of settlement and defense costs.  Supplementally, please note as part of the negotiation process with the JDG, the Company ultimately agreed to pay $664,000 (including the $252,000) for settlement and defense costs from October 1998 through June 30, 2006, which settled all reimbursement requests made by the Invensys through the July 1, 2006 start date of the new Joint Defense Agreement (“JDA”).

•                  You indicate that the Company followed the guidance of SAB 61 in determining how to record the change in the liability.  Please further clarify how new ownership has “demonstrated a significantly different plan in handling the liability.”  In this regard, it appears that the terms of the joint defense agreement simply caps your required payments of defense costs through 2008.  It did not address the ultimate settlement costs of these claims or defense costs after December 31, 2008.  In this regard, provide for us a comprehensive analysis of the Company’s accrual as of December 31, 2004, June 20, 2005, December 31, 2005 and June 30, 2006, separately identifying for us the portion of the accrual related to the defense costs and the settlement costs.  Specifically address how and why you changed any estimates to your settlement cost portion of your accrual and how and why you changed the estimates related to the defense costs.  Address the appropriateness of changing your estimated settlement liability through purchase accounting.

Response: Please refer to our response above for a condensed summary of the respiratory reserve.  The $1.25 million reserve recorded as of December 31, 2004 and June 20, 2005 included $631,000 for defense costs and $622,000 for settlement costs.  The analysis conducted by the independent third party consultant used all data available including: 1) indemnity requests made by Invensys to the Company for defense and settlement costs incurred by the JDG and allocated to Invensys for claims alleging post-October 1998 exposure and 2) the docket of outstanding claims as of September 2004.  The calculation of the reserve involved several key assumptions including the following:

1)            A  five-year projection of claims was used to calculate the reserve. We believed a five-year projection of claims and related defense and settlement costs was the most meaningful as we could not estimate future activity beyond a five year period due to the uncertainty of future events, including future legislation regarding tort reform.

2)            We estimated future claim activity based on historical claim activity and expectations of future activity. Our estimate did not assume enactment of proposed legislation regarding tort reform at the federal or state level.

3)            We estimated our share of defense costs based on the historical defense costs and the historical portion of claims that alleged use during the post-October 1998 exposure period.

4)            We estimated our share of settlement costs based on historical settlement amounts and the historical portion of claims that alleged use during the post-October 1998 exposure period.

The $5.0 million reserve as of December 31, 2005 was based on management’s best estimate of the overall exposure and was not allocated between defense and settlement costs.  The Company engaged an independent consultant who calculated a potential range for the liability from $0.8 million based on the Company’s proposal to $24.0 million based on the JDG proposal. The Company increased the respiratory reserve to $5.0 million as part of the purchase price allocation process as of December 31, 2005 as it was management’s best estimate of the liability based on the information available and it was where management believed they would be willing to settle.  As discussed previously, the $5.0 million was still disclosed as preliminary because the information gathering process (and the allocation period) was not complete

The $7.0 million reserve as of June 30, 2006 included $6.9 million for defense costs and $41,000 for settlement costs.  We used the same methodology used to calculate the $1.25 million reserve as of December 31, 2004 and July 20, 2005.  In addition, we considered the impact of updated claims information, the new JDA allocation methodology and  information received from the JDG.  We also made the assumption that future defense costs beyond the expiration of the JDA was consistent with the new JDA allocation methodology.

As discussed above, the primary driver of the change in the liability was new ownership agreeing to pay a portion of the defense costs for cases with undisclosed years of exposure.  This had a significant impact on the liability as approximately 80% of defense costs related to cases where years of exposure were not known.  The change in the estimated settlement costs was due to various favorable events that occurred for silica defendants.  Please refer to our initial response discussing the decrease in plaintiffs.

As discussed above, the Company believes that new ownership’s decision to take a more active role in managing the silica exposure and agreeing to pay for cases with unknown years of exposure demonstrated a significantly different plan in handling the liability under SAB 61.  Therefore, the Company believes the adjustment to the reserve was appropriately recorded in purchase accounting.

14.   Segment Data, page 58

2.                                       We have reviewed the CODM reports supplementally provided to us in response to comment 17 in our letter dated November 2, 2006.  In addition, we have noted your response to prior comment 3 which indicates that you have determined that you have three reporting units: general safety and preparedness, fire service and electric safety, and that each reporting unit represents a single operating segment.  We also note that you have identified these three reporting units as your reportable segments pursuant to SFAS 131.  Based on the information presented in your CODM reports, it is unclear to us why certain operations that have been identified and quantified below your three reportable segments do not represent operating segments as defined by paragraph 10 of SFAS 131.  In particular, we note the North Sales Flash Report, the Norcross Sales Flash Report, and the Total Fire Group Sales Flash Report within Exhibit II - September 2006 Sales Flash Reports.  These reports suggest that the CODM frequently reviews information at a level below the general safety and preparedness segment level and fire service segment level in order to assess performance and make resource allocations.  As such, please address for us the discrete operations you have presented within these CODM reports and address for us why these operations are not operating segments.  Identify your CODM and provide a sufficiently detailed narrative of the processes undertaken by your CODM to allocate resources and assess the performance of the segments.  If, after further consideration you identify additional operating segments, address the appropriateness of aggregating them into the respective reportable segments.  Provide sales and gross profit margin trends for these operations for the last five years and address any apparent inconsistencies in the trends they depict.

Response: The Company has identified Robert A. Peterson, President and Chief Executive Officer, as its CODM.  Mr. Peterson’s process to allocate resources and assess performance of our three operating segments is focused around the Company’s budget process.  The budget process for the next fiscal year generally begins in September of the current fiscal year (i.e. September 2006 for fiscal year budget 2007).  Each of the Company’s operating segments prepares detailed monthly budgeted financial statements which are submitted for initial review.  In addition, each operating segment submits detailed headcount analysis and capital expenditure requests.  Mr. Peterson reviews the submitted budgets for each operating segment and determines how to appropriately allocate resources.  Mr. Peterson focuses on the projected sales growth, gross margins and operating expenses of each operating segment.  In addition, Mr. Peterson performs a detailed review of both the headcount and capital expenditure requests.  The headcount analysis is reviewed to ensure our headcount is consistent with our growth goals and any specific project initiatives (e.g. additional headcount may be added to support R&D initiates).  The capital expenditure requests are reviewed for maintenance, growth and continuous improvement initiatives.  Based on the consolidated available resources available to the Company, Mr. Peterson makes adjustments to the budgets of each operating segment to most efficiently allocate available resources to each of our segments.   The final budget is reviewed and approved by the board of managers.

Each month, actual segment results are measured against the budget and the prior year to assess performance.  Mr. Peterson completes this process through discussions with the business leaders of each operating segment.  Based on actual performance, resource allocations to the operating segments are adjusted to either take advantage of new opportunities (e.g. through capital expenditures to support new product growth initiatives) or to reduce costs (e.g. through reduced administrative headcount due to slower sales growth).

In addition to the budget process related to our existing operations, the Company looks for opportunities to grow its operating segments through strategic acquisitions.  This is evidenced by four acquisitions which have been completed with new ownership since July 2005 (including the acquisitions of The White Rubber Corporation (“White”) and The Fibre-Metal Products Company (“Fibre-Metal”), discussed below).  Mr. Peterson focuses his decision making process based on the strategic fit of each potential target into our three operating segments.

With regard to the sales flash reports identified by the Staff, please note the following:

•                  The Total Fire Sales Flash Report summarizes daily sales and bookings information of our total fire group. The total fire group has been identified as a separate reporting segment, and is reported in our filings as the fire service segment.  The report also includes the product line sales information for the fire service segment (e.g. garment, helmets, etc.).  While Mr. Peterson does look at product line sales information included in this report, the decision to allocate resources and assess performance of this segment is made based on the combined performance of all the segment’s product lines as these products are bundled together to provide a marketing strategy of head-to-toe protection for fire fighters.

•                  The Norcross Sales Flash Report summarizes daily sales and bookings information of our footwear plants.  These product lines are sold in each of our three reporting segments, and therefore the Company has separately reported the results of our footwear plants in each of our reporting segments.  Specifically, the fire product line is included in the results of our fire service unit; the diel (or dielectric) product line is included in our electrical safety segment; and all other product lines are included in our general safety and preparedness segment.  In addition, please note that the Norcross Sales Flash Report is reported separate from the Total Fire Sales Flash Report and North Sales Flash Report (see below) as  the footwear products are produced by Norcross Safety Products L.L.C., a separate legal entity and the issuer of our $152.5 million of senior subordinated notes.  Therefore, we are required to separately disclose the financial statements of Norcross Safety Products L.L.C. as part of our guarantor footnote.

•                  The North Sales Flash Report summarizes weekly sales and bookings information for Utility, South Africa, and North US.  Please note the following regarding these results:

o                 Utility has been identified as a separate reporting segment, and is reported in our filings as the electrical safety segment.  Utility includes the results of White, which was acquired in June 2006.  The acquisition was completed to strengthen electrical safety’s hand protection product line.  As part of the acquisition, the Company implemented a restructuring plan to fully integrate this operation into its electrical safety segment through plant integration and sales and marketing channel consolidation.  This restructuring is expected to be substantially complete by June 2007 and therefore Mr. Peterson considers White as part of the electrical safety product line portfolio.

o                    The results of South Africa are included in our general safety and preparedness segment.  South Africa represents less than 10% of the Company’s consolidated net sales, and therefore, the Company has determined that the results are immaterial and not required to be disclosed as a separate reporting segment.

o                    North US results are included in our general safety and preparedness segment.  The North US information included in the flash report is summarized by our hand, respiratory (produced by our Cranston plant), Fibre-Metal and other product lines.  Our hand, respiratory and footwear (see above) products lines are the three largest product lines in our general safety and preparedness segment.  Fibre-Metal data represents the results of Fibre-Metal, which was acquired by the

Company in November 2005.  The Company acquired Fibre-Metal to expand its head and face protection product lines.  As part of the acquisition, the Company implemented a restructuring plan to fully integrate this operation into its general safety and preparedness segment through plant integration and sales and marketing channel consolidation.  This restructuring was substantially complete as of December 31, 2006 and therefore Mr. Peterson considers Fibre-Metal as part of the general safety and preparedness product line portfolio.  While Mr. Peterson does look at product line sales information included in this report, the decision to allocate resources and assess performance is made based on the combined performance of all our product lines within the general safety and preparedness segment.  This is due to the Company’s strategy of marketing our general safety and preparedness reporting segment as head-to-toe protection.    The Company has implemented a bundling strategy to help pull-through its entire head-to-toe protection products line to the end user and benefits from the “portfolio effect” of its multiple product lines.  Therefore, Mr. Peterson considers the combined results of our product lines when allocating resources to the general safety and preparedness segment.

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (630) 572-8234.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ David F. Myers, Jr.
David F. Myers, Jr.
Executive Vice President and
Chief Financial Officer

cc:	Carol Anne Huff, Kirkland & Ellis LLP
Geraldine Sinatra, Dechert LLP